Envestnet, Inc.
35 East Wacker Drive
Chicago, Illinois 60601
December 12, 2019
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:        Envestnet, Inc.
Application for Withdrawal of Form S-3
Filed December 6, 2019
File No. 333-235407
Ladies and Gentlemen:
Envestnet, Inc. (the “Company”), hereby requests that its Registration Statement on Form S-3 (File No. 333-235407), originally filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2019 as a “S-3” (the “Form S-3”), be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.
The Company is requesting withdrawal of the Form S-3 because of a filing error relating to the EDGAR technical coding. The Form S-3 was incorrectly coded and filed as “S-3” whereas the Company intended it to be filed with the Commission with the code “S-3ASR.” The Company will refile the Form S-3 with the code “S-3ASR” promptly after the withdrawal of the Form S-3 is effective. Please note that no securities have been sold under the Form S-3.
Please contact the Company’s counsel, Edward Best of Mayer Brown LLP at (312) 701-7100 to confirm the effectiveness of the withdrawal of the S-3 so that we may refile as soon as practicable.
If you have any questions regarding the foregoing, please contact Edward Best at (312) 701-7100. We appreciate the staff’s bringing this filing error to our attention.

Sincerely,

ENVESTNET, INC.

By: /s/ Shelly O’Brien
Name: Shelly O’Brien
Title: Chief Legal Officer, General Counsel and Corporate Secretary